SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2010
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SONY CORPORATION

Notice of the Ordinary General Meeting of
Shareholders to be held on June 18, 2010

To the Registered Holders of American Depositary Receipts representing Common Stock of Sony Corporation (the “Corporation”):

The undersigned Depositary has received notice that the Corporation has called an ordinary general meeting of shareholders to be held in Tokyo, Japan on June 18, 2010 (the “Meeting”) for the following purposes:

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010) pursuant to the Companies Act of Japan.

PROPOSALS TO BE ACTED UPON:

1.	To elect 14 Directors.
2.	To issue Stock Acquisition Rights for the purpose of granting stock options.

EXPLANATION OF THE SUBJECT MATTER OF THE MEETING

MATTERS TO BE REPORTED:

To receive reports on the business report, non-consolidated financial statements, consolidated financial statements and Audit Reports on the consolidated financial statements by the Independent Auditors (certified public accountants) and the Audit Committee for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010).

Note:  The Consolidated Financial Statements will be available on the Sony Investor Relations website on June 1, 2010.

This document can be accessed at http://www.sony.net/SonyInfo/IR/investors/meeting.html

PROPOSALS TO BE ACTED UPON:

1.	To elect 14 Directors.

The terms of office of all 15 Directors currently in office will expire at the conclusion of the Meeting.  In accordance with the decision of the Nominating Committee, the election of the following 14 Directors is proposed.

Of the 14 director candidates, each of the 12 candidates for outside Director has management experience and demonstrated performance, expertise in various fields including technology, and an international orientation, and has been judged sufficiently able to fulfill the roles of determining the fundamental management policies of Sony Group and overseeing the management of Sony Group’s business operations.  In addition, as of the date of this proposal, all 12 candidates for outside Director are independent in terms of having no special-interest relationships with the Corporation, which conforms to the requirements for independent directors as set out in Japanese Stock Exchanges Listing Standard.

The candidates for Director are as follows:
(*Candidates for outside Director)
Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation		Number of the Corporation’s Shares Held
1. Sir Howard Stringer (February 19, 1942)	May 1997	Entered Sony Corporation of America President, Sony Corporation of America
	December 1998	Chairman and Chief Executive Officer, Sony Corporation of America (present)
	June 1999	Director, Sony Corporation (present)
	April 2003	Vice Chairman, Sony Corporation
	June 2003	Vice Chairman, Corporate Executive Officer, Sony Corporation	32,000 shares
	June 2005	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, Sony Corporation
	April 2009	Chairman, Chief Executive Officer and President, Representative Corporate Executive Officer, Sony Corporation (present)

This candidate has served as a Director of the Corporation for eleven years. Currently, as the Chief Executive Officer of Sony Group, he is responsible for overall management of the entire Group.

2. Ryoji Chubachi (September 4, 1947)	April 1977	Entered Sony Corporation
	June 1999	Corporate Vice President, Sony Corporation
	June 2002	Corporate Senior Vice President, Sony Corporation
	June 2003	Executive Vice President, Executive Officer, Sony Corporation
	June 2004	Executive Deputy President, Corporate Executive Officer, Sony Corporation
	April 2005	Electronics Chief Executive Officer, Sony Corporation
	June 2005	Director, Sony Corporation (present)	30,800 shares
President, Representative Corporate Executive Officer, Sony Corporation
	April 2009	Vice Chairman, Representative Corporate Executive Officer, Sony Corporation (present)

This candidate has served as a Director of the Corporation for five years.  Currently, of the headquarters functions, he assists the Chief Executive Officer and is responsible for Product Quality & Safety and Environmental Affairs.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation		Number of the Corporation’s Shares Held
3. * Yotaro Kobayashi (April 25, 1933)	October 1958	Entered Fuji Photo Film Co., Ltd.
	September 1963	Entered Fuji Xerox Co., Ltd.
	December 1968	Director, Fuji Xerox Co., Ltd.
	December 1972	Managing Director, Fuji Xerox Co., Ltd.
	January 1976	Deputy President and Director, Fuji Xerox Co., Ltd.
	January 1978	President and Chief Executive Officer, Fuji Xerox Co., Ltd.
	January 1992	Chairman and Chief Executive Officer, Fuji Xerox Co., Ltd.
	June 1998	Director, Callaway Golf Company (present)	7,700 shares
	July 1999	Director, Nippon Telegraph and Telephone Corporation (present)
	June 2003	Director, Sony Corporation (present)
	April 2006	Chief Corporate Advisor, Fuji Xerox Co., Ltd.

This candidate has extensive experience in global management and has served as an outside Director of the Corporation for seven years.  He currently serves as Chairman of the Board and Chair of the Nominating Committee.

4. * Yoshiaki Yamauchi (June 30, 1937)	December 1962	Entered Arthur Andersen & Co.
	September 1986	Country Managing Partner - Japan, Arthur Andersen & Co. President, Eiwa Audit Corporation
	October 1991	President, Inoue Saito Eiwa Audit Corporation
	October 1993	Executive Director, Asahi & Co. Deputy Country Managing Partner - Japan, Arthur Andersen & Co.
	June 1999	Director, Sumitomo Banking Corporation
	June 2000	Statutory Corporate Auditor, Stanley Electric Co., Ltd. (present)
	March 2001	Director, amana holdings inc. (present)
	April 2001	Director, Sumitomo Mitsui Banking Corporation
	December 2002	Director, Sumitomo Mitsui Financial Group, Inc.
	June 2003	Director, Sony Corporation (present)
	June 2005	Director, Sumitomo Mitsui Banking Corporation	_

In addition to auditing experience and international expertise as a certified public accountant, this candidate’s track record includes the management of auditing firms.  He has served as an outside Director of the Corporation for seven years.  He currently serves as Chair of the Audit Committee.

He was an outside director of Sumitomo Mitsui Banking Corporation (“SMBC”).  In December 2005, SMBC received a recommendation issued by the Japanese Fair Trade Commission based on several violations of Article 19 of the Anti-Monopoly Act (Prohibition on Unfair Trade Practices) with respect to certain sales activities of SMBC during his tenure in this position.  In April 2006, SMBC also received administrative orders issued by the Financial Services Agency of Japan with respect to such sales activities under the Banking Act.  He had previously cautioned the board of directors at SMBC about the bank’s overall business activities from the standpoint of legal compliance.  After this incident occurred, he voiced his opinion about recovering the bank’s credibility by conducting an internal investigation and implementing thorough measures to prevent a recurrence.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation	Number of the Corporation’s Shares Held
5. * Sir Peter Bonfield (June 3, 1944)	October 1981 December 1986 January 1996 March 2002 April 2002 May 2004 December 2004 June 2005 December 2006
Entered ICL plc
Chairman, ICL plc
Chief Executive Officer, British Telecom plc
Director, Telefonaktiebolaget LM Ericsson (present)
Director, Mentor Graphics Corporation (present)
Director, Taiwan Semiconductor Manufacturing Company
Ltd. (present)
Member of the Advisory Board, Sony Corporation
Director, Actis Capital LLP (present)
Director, Sony Corporation (present)
Chairman of the Supervisory Board, NXP B.V. (present)
_
In addition to serving as Chief Executive Officer of British Telecom, this candidate was a member of the Advisory Board of the Corporation and has served as an outside Director of the Corporation for five years.  He currently serves as a member of the Nominating Committee.

6. * Fujio Cho (February 2, 1937)	April 1960 September 1988 December 1988 September 1994 June 1996 June 1998 June 1999 June 2003 June 2004 June 2005 June 2006
Entered Toyota Motor Corporation
Director, Toyota Motor Corporation
President, Toyota Motor Manufacturing U.S.A.
Managing Director, Toyota Motor Corporation
Senior Managing Director, Toyota Motor Corporation
Executive Vice President, Toyota Motor Corporation
President, Toyota Motor Corporation
Corporate Auditor, DENSO Corporation (present)
Director, Central Japan Railway Company (present)
Vice Chairman, Toyota Motor Corporation
Director, Sony Corporation (present)
Representative Director, Chairman of the Board, Toyota
Motor Corporation (present)
3,000 shares
This candidate has insight and experience in managing manufacturing companies as well as global companies.  He has served as an outside Director of the Corporation for four years.  He currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation		Number of the Corporation’s Shares Held
	January 1979	Entered McKinsey & Company
	June 1986	Principal Partner, McKinsey & Company
	June 1991	Director, McKinsey & Company
	June 1996	Managing Director and Chairman, A.T. Kearney, Asia
	June 2003	Chairman, J-Will Partners Co., Ltd.
Director, Daiwa Securities Group Inc. (present)
	April 2004	Professor, Graduate School of International Corporate
Strategy, Hitotsubashi University (present)
7.	June 2005	Director, Fuji Fire and Marine Insurance Co., Ltd.
* Ryuji Yasuda	April 2007	Director, Fukuoka Financial Group, Inc. (present)
(April 28, 1946)	June 2007	Director, Sony Corporation (present)
	June 2008	Director, Sony Financial Holdings Inc. (present)
	June 2009	Director, Yakult Honsha Co., Ltd. (present)	4,000 shares

This candidate has experience as a university professor, consultant and corporate manager, as well as expertise in corporate strategy and financial institution management.  He has served as an outside Director of the Corporation for three years.  He currently serves as a member of the Audit Committee.

He was an outside director of Fuji Fire and Marine Insurance Co., Ltd. (“Fuji Fire”).  In March 2007, during his tenure in that position, Fuji Fire received administrative orders issued by the Financial Services Agency of Japan under the Insurance Business Act for inappropriately failing to pay insurance claims on some of its insurance products.  He had previously cautioned the board of directors of Fuji Fire about Fuji Fire’s overall business management structure from the standpoint of legal compliance.  After this incident occurred, he voiced his opinion about the need to investigate the issues and to initiate fundamental reform of business operations to prevent a recurrence.

	July 1971	Entered IBM Japan, Ltd.
	April 1995	Director, IBM Japan, Ltd.
	April 2000	Managing Director, IBM Japan, Ltd.
	April 2004	Senior Managing Director, IBM Japan, Ltd.
	April 2007	Technical Advisor, IBM Japan, Ltd.
	May 2007	Chairman, Japan Women’s Innovative Network (present)
	June 2007	Director, Benesse Corporation
	April 2008	Director and Vice Chairman, Benesse Corporation
Chairman of the Board, Chief Executive Officer and
		President, Berlitz International, Inc. (present)	800 shares
8.	June 2008	Director, Sony Corporation (present)
* Yukako Uchinaga		Auditor, Sompo Japan Insurance Inc. (present)
(July 5, 1946)	October 2009	Director and Executive Vice President, Benesse Holdings,
Inc. (present)

In addition to business experience and specialties focusing on technology cultivated at IBM, this candidate has extensive experience in promoting workplace diversity.  She has served as an outside Director of the Corporation for two years.  She currently serves as a member of the Nominating Committee.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation		Number of the Corporation’s Shares Held
	April 1970	Entered The Mitsui Bank, Ltd.
	June 1998	Director, The Sakura Bank, Ltd.
	April 2001	Managing Director, Sumitomo Mitsui Banking Corporation
	June 2003	Director, Sumitomo Mitsui Financial Group, Inc.
Senior Managing Director, The Japan Research Institute, Limited
	April 2004	Senior Managing Director, Sumitomo Mitsui Banking Corporation
9.	June 2005	Deputy President, Sumitomo Mitsui Banking Corporation
* Mitsuaki Yahagi	June 2007	Representative Director, Chairman of the Board, The Japan
(March 3, 1948)		Research Institute, Limited (present)
Corporate Auditor, Toray Industries, Inc. (present)
	June 2008	Director, Sony Corporation (present)
		Corporate Auditor, Mitsui Engineering & Shipbuilding Co.,	_
Ltd. (present)

This candidate has expertise and insight in the area of bank management.  He has served as an outside Director of the Corporation for two years.  He currently serves as a member of the Compensation Committee.

He was a director of Sumitomo Mitsui Banking Corporation (“SMBC”).  In December 2005, SMBC received a recommendation issued by the Japanese Fair Trade Commission based on several violations of Article 19 of the Anti-Monopoly Act (Prohibition on Unfair Trade Practices) with respect to certain sales activities of SMBC during his tenure in this position.  In April 2006, SMBC also received administrative orders issued by the Financial Services Agency of Japan with respect to such sales activities under the Banking Act.  After this incident occurred, he took appropriate actions to prevent a recurrence, as a member of management and director of SMBC.

	July 1980	Entered McKinsey & Company
	July 1990	Senior Partner, McKinsey & Company
	July 1997	Managing Director, Canada, McKinsey & Company
	July 2000	Managing Director, Southeast Asia, McKinsey & Company
	July 2007	Member of the Advisory Board, Sony Corporation
	June 2008	Director, Sony Corporation (present)
Director Emeritus, McKinsey & Company (present)
_
10.
* Tsun-Yan Hsieh
(December 29, 1952)

In addition to experience as a consultant to global business leaders, this candidate has substantial knowledge of the Asian business environment.  He has served as an outside Director of the Corporation for two years.  He currently serves as a member of the Compensation Committee.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation		Number of the Corporation’s Shares Held
	September 1986	Founder & President, Interspan Communications	1,000 shares
	March 1995	President & Chief Executive Officer, Telemundo Group, Inc.
	November 1998	Chairman & Chief Executive Officer, Telemundo Group, Inc.
	April 2001	Director, The Ryland Group, Inc. (present)
	May 2002	Director, MGM Mirage, Inc. (present)
	November 2002	Director, Vail Resorts, Inc. (present)
	June 2008	Director, Sony Corporation (present)
11.
* Roland A. Hernandez
(September 29, 1957)

With experience as Chief Executive Officer of Telemundo Group, a Spanish-language content producer and network, and as a Director of prominent global companies, this candidate has extensive knowledge of global business and the entertainment industry in particular.  He has served as an outside Director of the Corporation for two years.  He currently serves as a member of the Nominating Committee.

	April 1964	Entered Nissan Motor Co., Ltd.	1,000 shares
	June 1993	Director, Nissan Motor Co., Ltd.
	June 1997	Managing Director, Nissan Motor Co., Ltd.
	May 1999	Executive Vice President, Nissan Motor Co., Ltd.
	April 2000	Vice Chairman, Nissan Motor Co., Ltd.
	April 2002	President, Nissan Real Estate Development Co., Ltd.
	June 2005	Counselor, Nissan Real Estate Development Co., Ltd.
	June 2007	Director, Mizuho Financial Group, Inc. (present)
12. New Candidate
* Kanemitsu Anraku
(April 21, 1941)

In addition to experience in managing manufacturing companies as well as global companies, this candidate has extensive knowledge in finance and accounting. Mr. Anraku is a candidate for outside Director.

Name (Date of Birth)	Brief Personal History and Principal Business Activities Outside the Corporation		Number of the Corporation’s Shares Held
	May 1965	Entered Mitsubishi Corporation	3,000 shares
	June 1995	Director, Mitsubishi Corporation
	April 1997	Managing Director, Mitsubishi Corporation
	April 2001	Executive Vice President, Director, Mitsubishi Corporation
	June 2001	Member of the Board, Senior Executive Vice President,
Mitsubishi Corporation
	April 2004	Member of the Board, President, Chief Executive Officer,
Mitsubishi Corporation (present)
	June 2005	Director, NISSIN FOODS HOLDINGS CO., LTD. (present)
13. New Candidate
* Yorihiko Kojima
(October 15, 1941)

This candidate has extensive insight and experience in managing global companies. Mr. Kojima is a candidate for outside Director.

	April 1971	Entered the Long-Term Credit Bank of Japan, Limited	1,000 shares
	November 1978	Entered Chugai Pharmaceutical Co., Ltd.
	March 1985	Director, Chugai Pharmaceutical Co., Ltd.
	March 1987	Managing Director, Chugai Pharmaceutical Co., Ltd.
	March 1989	Executive Deputy President, Chugai Pharmaceutical Co.,
Ltd.
	September 1992	Chairman of the Board, President and Chief Executive
Officer, Chugai Pharmaceutical Co., Ltd. (present)
14. New Candidate
* Osamu Nagayama
(April 21, 1947)

This candidate has extensive insight and experience in managing global companies. Mr. Nagayama is a candidate for outside Director.

Note:
The Corporation has concluded agreements limiting the liability of the 9 director candidates each of whom is currently an outside Director.  If elections of Mr. Anraku, Mr. Kojima and Mr. Nagayama, new candidates for outside Director, are approved, the Corporation plans to conclude such an agreement with each of them. For a summary of the limited liability agreement, please refer to page 12.

2.   To issue Stock Acquisition Rights for the purpose of granting stock options.

It is proposed that the Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Companies Act of Japan, and that the Corporation will delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation.

I. The reason the Corporation needs to issue stock acquisition rights on favorable terms.

The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and of its subsidiaries for the purpose of giving directors, corporate executive officers and employees of the Corporation and of its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and of its group companies (collectively the “Group”) and thereby improve the business performance of the Group by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Group.

II. Terms and conditions of the stock acquisition rights (“Stock Acquisition Rights”), the terms of which the Board of Directors of the Corporation may determine pursuant to the delegation of such determination upon approval at the Meeting.

1. Maximum Limit of Aggregate Numbers of Stock Acquisition Rights

Not exceeding 27,500.

2. Payment in exchange for Stock Acquisition Rights

Stock Acquisition Rights are issued without payment of any consideration to the Corporation.

3. Matters regarding Stock Acquisition Rights

(1)	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (the “Number of Granted Shares”) shall be 100 shares.

The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation (the “Common Stock”).  However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2)	Adjustment of Number of Granted Shares

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the date of a resolution of the Meeting, the Number of Granted Shares shall be adjusted in accordance with the following formula:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of split or consolidation

Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)	Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share to be issued or transferred upon exercise of Stock Acquisition Rights (the “Exercise Price”), which is provided below, by the Number of Granted Shares.

(i) Initial Exercise Price

The Exercise Price shall initially be as follows:

(A)	Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall initially be the average of the closing prices of Common Stock in the regular trading thereof on the Tokyo Stock Exchange (each the “Closing Price”) for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the higher price of (a) or (b) above.

(B)	Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall initially be the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (the “Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (the “Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than either (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price, or (b) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the higher price of (a) or (b) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

(ii)   Adjustment of Exercise Price

In the event that the Corporation conducts a stock split (including free distribution of shares (musho-wariate)) or a consolidation of the Common Stock after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent, respectively.

Exercise Price	=	Exercise Price	x	1
after adjustment		before adjustment		Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or reduction of the amount of capital of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4)	Period during which Stock Acquisition Rights May be Exercised

The period during which Stock Acquisition Rights may be exercised will be the period from the day on which one (1) year has passed from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5)	Conditions for the Exercise of Stock Acquisition Rights

(i)	No Stock Acquisition Right may be exercised in part.

(ii)
In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholders of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation is to become a wholly-owned subsidiary of another corporation, Stock Acquisition Rights may not be exercised on and after the effective date of such consolidation, amalgamation or merger, such share exchange (kabushiki-kokan) or such share transfer (kabushiki-iten).

(iii)	Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

(6)	Mandatory Repurchase of Stock Acquisition Rights

Not applicable.

(7)	Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issuance of Shares upon Exercise of Stock Acquisition Rights

(i)
The amount of capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 17 of the Company Accounting Ordinance, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii)
The amount of additional paid-in capital increased by the issuance of shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(8)	Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The Stock Acquisition Rights cannot be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.

Notes:
1.
For a summary of the Stock Acquisition Rights issued by the Corporation in the past, please refer  to pages 13 and 14.  In light of the granting purpose (contributing to the improvement of the mid- and long- term business performance of Sony Group and thereby improving such business performance of Sony Group), the exercise of Stock Acquisition Rights is restricted during the above mentioned period (for one-year period from the allotment date of the Stock Acquisition Rights), and the Allocation Agreement provides restrictions on the exercise of Stock Acquisition Rights such as limitation on the number of exercisable Stock Acquisition Rights (one-third of the total number of the allocated Stock Acquisition Rights will be vested and exercisable each year after the restricted period, and all of the allocated Stock Acquisition Rights will be exercisable on and after the date on which three (3) years have passed from the allotment date of the Stock Acquisition Rights), eligibility rules and others.  The Corporation intends that Stock Acquisition Rights issued by the Corporation in the future will be under the same restrictions as the Stock Acquisition Rights issued in the past.

2.
The maximum limit of aggregate number of shares to be issued upon exercise of the Stock Acquisition Rights is 2,750,000, which represents 0.27 percent of the total shares outstanding as of March 31, 2010.  The total of such number of shares and the maximum aggregate number of shares to be issued upon the exercise of all outstanding stock acquisition rights is 19,826,200, which represents 1.97 percent of the total shares outstanding as of March 31, 2010.

[For Reference]

Outline of Limited Liability Agreement

Pursuant to the Articles of Incorporation, the Corporation entered into the Limited Liability Agreement with all 12 outside Directors (who are defined under the Companies Act of Japan as individuals who have been in a director position of the Corporation after the date following the last annual shareholders meeting, including individuals who resigned on or before the end of the fiscal year ended March 31, 2010).
A summary of that Agreement is as follows:

(1)
In a case where the outside Director is liable to the Corporation after the execution of this Agreement for damages caused by the negligence of his/her duties as a director of the Corporation pursuant to Article 423, Paragraph 1 of the Companies Act, such liabilities shall be limited to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in Article 425, Paragraph 1 of the Companies Act only where the outside Director acted in good faith without any gross negligence in performing his/her duties.

(2)
In a case where the outside Director is reelected as an outside Director of the Corporation and reassumes his/her office as such on the expiration of the term of his/her office as an outside Director of the Corporation, this Agreement shall continue to be effective after the reelection and re-assumption without any action or formality.

Summary of Stock Acquisition Rights (SARs) issued by the Corporation in the past (outstanding as of March 31, 2010)

Name (Date of issuance)	Exercise period	Total number of SARs issued	Number of shares to be issued or transferred	Exercise price		Percentage of SARs exercised
The first series of Common Stock Acquisition Rights (December 9, 2002)	December 9, 2003 ~ December 8, 2012	9,878	987,800 Common Stock		¥5,396	17.7%
The third series of Common Stock Acquisition Rights (March 31, 2003)	April 1, 2003 ~ March 31, 2013	9,294	929,400 Common Stock	U.S.$	36.57	35.8%
The fourth series of Common Stock Acquisition Rights (November 14, 2003)	November 14, 2004 ~ November 13, 2013	8,145	814,500 Common Stock		¥4,101	41.7%
The sixth series of Common Stock Acquisition Rights (March 31, 2004)	April 1, 2004 ~ March 31, 2014	8,941	894,100 Common Stock	U.S.$	40.90	26.9%
The seventh series of Common Stock Acquisition Rights (November 18, 2004)	November 18, 2005 ~ November 17, 2014	9,540	954,000 Common Stock		¥3,782	33.0%
The ninth series of Common Stock Acquisition Rights (March 31, 2005)	April 1, 2005 ~ March 31, 2015	8,085	808,500 Common Stock	U.S.$	40.34	19.9%
The tenth series of Common Stock Acquisition Rights (November 17, 2005)	November 17, 2006 ~ November 16, 2015	10,093	1,009,300 Common Stock		¥4,060	10.2%
The eleventh series of Common Stock Acquisition Rights (November 17, 2005)	November 18, 2005 ~ November 17, 2015	10,535	1,053,500 Common Stock	U.S.$	34.14	23.0%
The twelfth series of Common Stock Acquisition Rights (November 16, 2006)	November 16, 2006 ~ November 15, 2016	10,579	1,057,900 Common Stock		¥4,756	1.1%
The thirteenth series of Common Stock Acquisition Rights (November 16, 2006)	November 17, 2006 ~ November 16, 2016	13,734	1,373,400 Common Stock	U.S.$	40.05	5.3%
The fourteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	7,962	796,200 Common Stock		¥5,514	_
The fifteenth series of Common Stock Acquisition Rights (November 14, 2007)	November 14, 2007 ~ November 13, 2017	15,844	1,584,400 Common Stock	U.S.$	48.15	_
The sixteenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	8,318	831,800 Common Stock		¥2,987	_
The seventeenth series of Common Stock Acquisition Rights (November 18, 2008)	November 18, 2009 ~ November 17, 2018	16,626	1,662,600 Common Stock	U.S.$	30.24	0.8%
The eighteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	7,905	790,500 Common Stock		¥2,595	_
The nineteenth series of Common Stock Acquisition Rights (December 9, 2009)	December 9, 2010 ~ December 8, 2019	15,283	1,528,300 Common Stock	U.S.$	29.56	_

Note:	All series of Stock Acquisition Rights were issued for the purpose of granting stock options. Accordingly, no cash payment was required for the allocation.

(1)	Stock Acquisition Rights held by Directors and Corporate Executive Officers of the Corporation (as of March 31, 2010)

	Directors (Excluding Outside Directors) and Corporate Executive Officers		Outside Directors
Name	Number of shares to be issued or transferred	Number of holders	Number of shares to be issued or transferred	Number of holders
The third series of Common Stock Acquisition Rights	215,400	2	0	0
The fourth series of Common Stock Acquisition Rights	16,000	1	7,200	4
The sixth series of Common Stock Acquisition Rights	225,000	2	0	0
The seventh series of Common Stock Acquisition Rights	43,800	4	7,200	4
The ninth series of Common Stock Acquisition Rights	230,000	2	0	0
The tenth series of Common Stock Acquisition Rights	144,100	6	10,800	6
The eleventh series of Common Stock Acquisition Rights	334,600	2	0	0
The twelfth series of Common Stock Acquisition Rights	159,000	5	12,600	7
The thirteenth series of Common Stock Acquisition Rights	454,000	3	0	0
The fourteenth series of Common Stock Acquisition Rights	170,000	5	14,400	8
The fifteenth series of Common Stock Acquisition Rights	460,000	3	0	0
The sixteenth series of Common Stock Acquisition Rights	176,000	5	21,600	12
The seventeenth series of Common Stock Acquisition Rights	560,000	3	0	0
The eighteenth series of Common Stock Acquisition Rights	202,000	5	21,600	12
The nineteenth series of Common Stock Acquisition Rights	580,000	3	0	0

(2)	Stock Acquisition Rights allocated to employees and others by the Corporation during the fiscal year ended March 31, 2010

The details of these Stock Acquisition Rights are mentioned in the eighteenth and nineteenth series of Common Stock Acquisition Rights above.

Stock Acquisition Rights allocated to employees of the Corporation, directors and employees of the Corporation’s subsidiaries

	Employees of the Corporation		Directors and employees of the Corporation’s subsidiaries
Name	Number of shares to be issued or transferred	Number of persons allocated	Number of shares to be issued or transferred	Number of persons allocated
The eighteenth series of Common Stock Acquisition Rights	318,500	181	248,400	197
The nineteenth series of Common Stock Acquisition Rights	30,000	1	918,300	695

Dated:  June 1, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Executive Deputy President and Chief Financial Officer